Vision-Ease Lens Corporation
7000 Sunwood Drive NW
Ramsey, Minnesota  55303

March 19, 2008

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-137981)

Ladies and Gentlemen:

On October 13, 2006, Vision-Ease Lens Corporation, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-137981) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement when available.  The facsimile may be sent to my attention at: (763) 506-9222.

If you should have any questions with respect to this request, please contact Ronald J. Lieberman, Esq. of Hunton & Williams LLP at (404) 888-4139.

Sincerely,

VISION-EASE LENS CORPORATION

By:	/s/ Douglas C. Hepper
Name: Douglas C. Hepper
Title: President and Chief Executive Officer